UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

  For the month of July, 2006

  Commission File Number 000-22286

                       Taro Pharmaceutical Industries Ltd.
                 (Translation of registrant's name into English)

                   14 Hakitor Street, Haifa Bay 26110, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F  |X|    Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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  Taro Receives Nasdaq Notice of Possible Delisting for Delayed Filing of 2005
                                   Form 20-F

    HAWTHORNE, N.Y.--(BUSINESS WIRE)--July 21, 2006--Taro Pharmaceutical Industries Ltd. ("Taro," the "Company," NASDAQ: TARO) reported today that on July 19, 2006 it received a Staff Determination from the Listing Qualifications Department of The Nasdaq Stock Market.
    The Staff Determination states that because Nasdaq has not received the Company's Annual Report on Form 20-F for the year ended December 31, 2005 (the "2005 Form 20-F") as required by Nasdaq Marketplace Rule 4320(e)(12), the Company's ordinary shares are subject to delisting from The Nasdaq Global Select Market unless the Company requests a hearing. The Company has requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination. The Company's ordinary shares will remain listed pending the review. There can be no assurance that the Panel will grant the Company's request for continued listing.
    On July 18, 2006, Taro announced that it is in the last stages of completing the audit of its financial statements for the year ended December 31, 2005 and anticipates completing the audit in August. Taro expects to file its 2005 Form 20-F upon completion of the audit.
    Taro is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For more information on Taro, please visit www.taro.com.

    SAFE HARBOR STATEMENT

    Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts, and statements that include the word "will," "expects," "anticipates," "intends," or similar language; and statements concerning the Nasdaq Staff Determination and Listing Qualifications Panel, expectations regarding the continued listing of the Company's ordinary shares, the completion of the 2005 audit, and the filing of the 2005 Form 20-F. Although the Company believes that such statements are based on reasonable assumptions and reliable sources, it has no assurance thereof. Factors that could cause actual results to differ include actions by Nasdaq staff or the Listing Qualifications Panel, the ability of the Company to finalize its 2005 audit, general economic conditions, industry and market conditions, regulatory actions and legislative actions in the countries in which Taro operates, the escalation of the conflict in the Middle East, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

    CONTACT: Taro Pharmaceutical Industries Ltd.
             Daniel Saks, 914-345-9000 ext. 6208
             or
             Kevin Connelly, 914-345-9000 ext. 6338

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2006

                                           TARO PHARMACEUTICAL INDUSTRIES LTD.

                                           By:  /s/ Kevin Connelly
                                                ------------------
                                                Name:  Kevin Connelly
                                                Title: Senior Vice President and
                                                       Chief Financial Officer